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                  [ALVIN L. DAHL & ASSOCIATES, PC LETTERHEAD]

March 30, 1998

Mr. George Sutherland, President
National Equities Holdings, Inc.
616 FM 1960 West, Suite 222
Houston, TX 77090

Dear George:

This letter will confirm that our audit of the financial statements of National Equities Holdings, Inc. as of and for the year ended December 31, 1997 is in process and is nearing completion. However, we will be unable to issue our audit report on those financial statements by the due date of the Form 10-KSB, March 31, 1998. It is our understanding that the Company has proven oil and gas reserves which requires an independent oil and gas reserve study to meet the accounting and disclosure requirements of generally accepted accounting principles. On Wednesday March 25, we were faxed a preliminary report with the indication that the final report will be issued soon.

We are also requesting confirmation of ownership of these oil and gas reserves and the valuation of the ownership interest in a new oil field tool.

Once we have had the opportunity to examine and perform appropriate audit work related to the above areas and the corresponding implications on the financial statements of the Company and the cash flow issues have been settled, we will then be able to issue our audit report which should be able to be done by April 21, 1998.

Should you have any questions or wish to discuss this matter further, please feel free to contact us.


Sincerely,


/s/ Alvin L. Dahl
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Alvin L. Dahl, CPA